

March 9, 2011

Steven J. Wagenheim
President and Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

> **Re: Granite City Food & Brewery Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 10, 2010**
> **File No. 000-29643**

Dear Mr. Wagenheim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please mark your form of proxy "Preliminary Copy," as required by Rule 14a-6(e)(1).

Proxy Statement for Special Meeting of Shareholders, page 1

2. Please revise this section to include a question and answer that briefly describes Mr. Dunham's and Mr. Hey's conflicts of interests with you regarding the share repurchase transaction described in Proposal No. 2.

Why do the independent directors recommend voting in favor of the transactions, page 2

3. We note your disclosure on page 3 that, if the transactions are not approved by your stockholders, you will "continue to be responsible for the transaction costs, including your legal fees and the fees paid in connection with the fairness opinion obtained in

connection with the transactions, as well as the consulting fees paid to CDP Management." Please revise to provide an estimate of these costs here.

4. Please revise to include balancing disclosure that briefly discusses the impact each of these transactions will have on the relative rights of current shareholders and on dilution. Additionally please balance the last sentence on page 59 to explain any dilution that may occur as a result of implementation of proposal 3.

Who is paying for this proxy solicitation, page 6

5. We note your disclosure on page 6 that you are paying Georgeson a fee of $7,500 plus additional charges for completed calls and TeleVotes. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone. Additionally please revise to explain how the TeleVote process works.

Introduction to Proposal No. 1 and Proposal No. 2, page 9

Background, page 11

6. Please revise to clarify what you mean by "rent deferrals on reductions" in the second bullet point on page 12. In addition, please disclose the amount in rent reductions you received in connection with your debt conversion agreement with DHW and describe the rent deferrals you received from DCM landlords here.

7. We note your disclosure in the third bullet point on page 12 that amendments were made to a previously negotiated master agreement. Please briefly describe the material amendments here.

8. We note your disclosure in the fifth bullet point on page 14 that the "proposed purchase price and conversion ratio of the preferred was within the range of discounts for similar PIPE transactions." Please revise to explain the basis for this determination.

9. Please remove the qualitative phrase "good reputations" from the first bullet point on page 15.

10. Please revise the fourth bullet point on page 16 to provide an estimate of the accrued real estate taxes.

Opinion of Financial Advisor to Granite City, page 17

11. We note your disclosure in the last paragraph on page 17 that one of the factors Madison Williams took into account on December 22, 2010 was "the reduction of fixed rents on certain properties owned by DCM that are leased to [you] for an aggregate rent reduction

of $3.0 million per annum." However, it appears that this term was not in your letter of intent dated December 23, 2011 included as Exhibit 99.2 in your Form 8-K filed on December 28, 2010. In addition, we note your disclosure on page 16 that DCM would reduce rents on properties leased to you by $300,000 per annum. Please revise or advise.

12. Please provide a brief description of the amendments you reference in (g) in the last paragraph on page 17.

Analysis of Precedent Transactions, page 21

13. Please revise the list of precedent transactions to disclose the date of each transaction.

Voting Agreement, page 25

14. Please revise to disclose the directors and executive officers that have signed the voting agreements disclosed on page 25. In addition, please attach your voting agreements as an appendix to your proxy.

Regulatory Approvals, page 25

15. We note your disclosure that you are in the process of obtaining approvals from federal and state agencies regulating your sale of alcoholic beverages and brewing of beer. Please disclose when you expect to obtain these approvals and permits.

Management and Operation of Granite City after the Transactions, page 26

16. We note your disclosure that you have agreed to enter into executive employment agreements with Mr. Doran and Mr. Oakey. Please disclose the anticipated material terms of these agreements if known.

Changes in Board Composition, page 27

17. Please tell us what consideration you have given to the applicability of Exchange Act Rule 14f-1 to the transactions and how you are providing or will provide each disclosure item required by the Rule.

18. Please disclose the members of your board that will resign in connection with the proposed transactions.

Proposal No. 1, page 30

Series A Preferred Stock, page 39

Other Preferred Stock, page 41

19. We note your disclosure on page 39 that your amended articles of incorporation authorize your board of directors to issue up to 10,000,000 shares of your preferred stock and that your board of directors intends to designate 3,000,000 shares of Series A Convertible Preferred Stock, which suggests 7,000,000 shares remaining. Please reconcile your disclosure on page 41 that refers to the remaining "6,000,000 shares" authorized as preferred stock or advise.

Proposal No. 2, page 42

Purchase of Troy, Michigan Property, page 47

20. Please advise or reconcile your disclosure on page 47 that you will pay the sum of $2.5 million plus real estate taxes payable in 2009 with Section D of the Recitals on page C-1 that states that you will pay all of the taxes due and owing on such property for the years 2009 and 2010 and with Section 5.11 on page A-20 of the repurchase agreement that states that penalties, late fees or assessments incurred by the company as a result of not paying the real estate taxes payable in 2009 and 2010 when due shall be deducted from the purchase price of the Troy Property. Additionally please revise at the fourth bullet on page 16 and under "Use of Proceeds" on page 42 to clarify these matters with respect to the purchase price of the Troy property.

Rent and Cash Flow Reductions, page 50

21. Please revise to briefly describe the vesting of the 166,666 warrants issued to Dunham Entities as part of the debt conversion transaction.

Non-Employee Director Compensation, page 53

22. Please disclose the vesting dates for each of the options disclosed in the second column of your Outstanding Equity Awards table on page 54.

Components of Executive Officer Compensation, page 55

23. We note your disclosure on page 58 regarding the acceleration of equity awards upon termination or change in control assuming a change of control date of December 28, 2010. Please tell us whether these awards are included in the Outstanding Equity Awards at Fiscal Year-End table on page 57.

Proposal No. 3, page 59

24. Please revise this section to describe the interest each of your executive officers may have in Proposal No. 3. Refer to Item 5(a)(1) of Schedule 14A.

Reasons for the Option Exchange Program, page 59

25. We note your disclosure on page 59 that you considered "other alternatives." Please revise to briefly discuss the other alternatives that your board considered. In this regard, we note your discussion of granting additional equity awards.

Eligible Options, page 60

26. Please revise to disclose the weighted average exercise price and weighted average remaining term for the options held by your executive officers and the weighted average exercise price and remaining term for the options held by your non-executive officers. In addition, please disclose the information required by Item 10 of Schedule 14A. For example, please disclose the number of options each of your named executive officers will be able to exchange in the proposed transaction.

27. Please attach a copy of your amended and restated equity incentive plan as an appendix to your proxy statement pursuant to Instruction 3 of Item 10 or explain why this is not necessary.

Where You Can Find More Information, page 67

28. It appears from page 67 that you do not intend to deliver copies of the information incorporated by reference with the proxy materials. Please explain to us your basis for not doing so in light of the requirements of Schedule 14A.

29. In this regard, we also note the statement on page 67 that you are incorporating by reference "any additional documents that we may filed with the SEC…." Please explain to us your basis for doing so in light of the requirements of Schedule 14A.

Appendix A

30. Please revise to include the all of exhibits to Appendix A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (612) 977-8650
        Brett D. Anderson
        Briggs and Morgan